NORSAT INTERNATIONAL INC.

2012 NOTICE OF ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS AND INFORMATION CIRCULAR

MARCH 30, 2012

Table of contents

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
VALIDITY OF PROXIES	3
VOTING OF PROXIES	3
ADVICE TO NON-REGISTERED SHAREHOLDERS	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4

MATTERS TO BE ACTED UPON	4
FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	4
APPOINTMENT OF AUDITOR	6
NEW ROLLING STOCK OPTION PLAN	7
RESTRICTED SHARE UNIT PLAN	10
ANY OTHER MATTERS	11
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON 11
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11

OTHER INFORMATION REGARDING THE COMPANY	11
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	11
MANDATE AND REPORT OF THE BOARD	11
DIRECTORS’ COMPENSATION	14
EXECUTIVE COMPENSATION	19
MANDATE AND REPORT OF THE AUDIT COMMITTEE	21
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	24
ADDITIONAL INFORMATION	24
APPROVAL OF CIRCULAR	24

Appendix A – Audit Committee Charter	A-1

Appendix B – 2012 Stock Option Plan	B-1

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NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of Shareholders of NORSAT INTERNATIONAL INC. (the “Company”) will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, B.C., V6C 2Y9 on Wednesday, May 9, 2012 at 2:00 p.m. (Pacific time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011, together with the report of the auditors thereon;

2.	To set the number of directors for the Company’s Board of Directors and to elect the directors of the Company for the ensuing year;

3.	To appoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To consider, and if deemed appropriate, to approve by ordinary resolution the implementation of a new rolling stock option plan;

5.	To consider, and if deemed appropriate, to approve by ordinary resolution the implementation of a Restricted Share Unit Plan; and

6.	To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on April 4, 2012 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of April 4, 2012 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 10:00 a.m. (Pacific time) on May 7, 2012 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Richmond, British Columbia, as of this 9th day of April, 2012.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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NORSAT INTERNATIONAL INC.

INFORMATION CIRCULAR

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at the Annual General and Special Meeting (the “Meeting”) of the Company (and any adjournment thereof) to be held on May 9, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Annual General and Special Meeting.

The Board of Directors of the Company has approved the contents and the sending of this Information Circular.  All dollar amounts referred to herein are in United States Dollars unless otherwise indicated.

SOLICITATION OF PROXIES

The accompanying form of proxy is being solicited by and on behalf of the management of the Company.  All costs of solicitation by management will be borne by the Company.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY CROSSING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  The signature must conform to the name of the shareholder(s) as registered.  To be valid, a proxy must be dated and signed by the shareholder(s) or his attorney authorized in writing.  Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing.  Where common shares are held jointly, either owner may sign.  Where common shares are held by a company, a duly authorized officer or attorney of the company must sign.  If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The accompanying form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the Company’s records or validly appointed proxy holders are permitted to vote at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized capital consists of 100,000,000 common shares without par value, of which 58,316,532 common shares are issued and outstanding as at March 30, 2012.

Only persons registered as shareholders on the books of the Company as of the close of business on April 4, 2012 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare’s principal offices in Toronto and Vancouver, and at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011, and the auditors’ report thereon, will be presented at the Meeting and have been filed along with related Management’s Discussion and Analysis (“MD&A”) at www.sedar.com.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a completed proxy will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The size of the Board of Directors of the Company is currently determined at five. The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the province or state and country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of common shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof:

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Name, Province and Country of Residence	Position with the Company	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Fabio Doninelli(2) Chiasso, Sw itzerland	Chairman	President and Board Member of Prismafin S.A., an international investment organization.	March 2011	2,069,575(3)

Joesph Caprio(2) New York, USA	Director	Proprietor and President of Cooperative Collegiate Services, a management and business services company.	May 2005	179,936(4)

Amiee Chan British Columbia, Canada	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of the Company	July 2009	558,536

James Topham(2) British Columbia, Canada	Director and Chair of the Audit Committee
Corporate Director of several public and private technology companies. Chief Financial Officer, dPoint Technologies Inc., developer and a manufacturer of Energy Recovery Ventilator Cores. Former Partner KPMG LLP.
			May 2011	Nil

Andrew Harries, British Columbia, Canada	Director
President and CEO of GameString, a softw are development company Chair of the Board of. Directors, Science World British Columbia and Chair of Simon Fraser University Business Dean's External Advisory Board.
			November 2011	Nil

Notes:
(1)
The information as to Common Shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.

(2)	Member of the Audit Committee.
(3)
Mr. Doninelli directly owns 84,000 shares of the Company and by virtue of his position as President of Prismafin S.A., exercises direction over 1,985,575 common shares of the Company held by Prismafin S.A, bringing his total number of controlled shares to 2,069,575.

(4)
Mr. Caprio directly owns 155,386 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 24,550 shares of the Company, bringing his total ownership to 179,936.

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Corporate Cease Trade Orders, Bankruptcies

No proposed director of the Company is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any company that,

(a)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No nominated director of the Company has been subject to any penalties or sanctions.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ Liability Insurance. On June 30, 2010, Directors’ and Officers’ liability insurance coverage was $5,000,000. Effective April 6, 2011, the coverage increased to $10,000,000. Total premiums expensed during 2011 amounted to $38,136.

APPOINTMENT OF AUDITOR

At the Meeting the shareholders will be asked to appoint Grant Thornton LLP, Chartered Accountants as the auditor of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.  Grant Thornton LLP has been the auditor of the Company since March 29, 2010.

The persons named in the accompanying form of proxy intend to vote in favour of the resolution appointing Grant Thornton LLP, Chartered Accountants, unless the shareholder who has given the proxy has directed that the Common Shares represented thereby be withheld from voting in respect of the appointment of auditors.

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STOCK OPTION PLAN

The current stock option plan (the “Current Stock Option Plan”) of the Company was last amended by the shareholders in 2003.  The Company proposes to cancel its Current Stock Option Plan and adopt a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations and in addition, address recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.  The Company intends to address these obligations in the New Stock Option Plan and to make the plan consistent with the share incentive policies of the TSX.

Under the New Stock Option Plan, any increase in the number of outstanding Common Shares of the Company will result in an increase in the number of Common Shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan.  All validly outstanding options existing at the time the New Stock Option Plan comes into effect will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

A copy of the New Stock Option Plan is attached as Appendix B to this Information Circular.  The following is a summary of the material terms of the New Stock Option Plan:

•
Administration. The New Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the the New Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the the New Stock Option Plan, and (v) make all other determinations and take all other actions in connection with the implementation and administration of the the New Stock Option Plan.

•
Number of Securities Issuable. The New Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 10% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance.

•
Eligible Persons. “Service Providers” are eligible to receive grants of options under the New Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•	Shareholder Approval. Pursuant to the policies of the TSX, the New Stock Option Plan must be approved by the shareholders every 3 years after the implementation of the plan.

•
Grants to one Person. The number of Common Shares reserved for issue to any one person under the New Stock Option Plan may not exceed 5% of the outstanding Common Shares of the Company at the time of grant.

•
Insiders. The number of Common Shares reserved for issue to insiders of the Company under the New Stock Option Plan, together with all of the Company’s other share compensation arrangements, in aggregate, may not exceed 10% of the issued and outstanding Common Shares of the Company at the time of grant.

•	Exercise Price. The exercise price of options under the New Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price.

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•	Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

•	Term of Options. Options granted under the New Stock Option Plan will have a maximum term of 10 years from their date of grant.

•	No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

o
in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

o
generally speaking, vested options will expire 30 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate; and

o	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

•	Change of Control. Upon a change of control or takeover bid – in the case of either one, vesting can be accelerated at the discretion of the Board (or a committee thereof).

•
Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

•
Cashless Exercise Option. If determined by the Board and at the election of the optionee, options granted may be surrendered to the Company in consideration for such number of Common Shares having an aggregate value equal to the excess of the closing trading price of the Common Shares on the TSX over the exercise price of the options, at the time of such surrender.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the New Stock Option Plan:

o	an increase to the aggregate percentage of securities issuable under the plan; and

o	a reduction in the exercise price of an outstanding option;

o	an extension of the term of any option beyond the expiry date;

o	any amendment to permit assignments or exercises other than by the optionee other than as set out in the plan;

o	amendment to the individuals eligible to receive options under the plan;

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o
an amendment to the plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

o	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX, the New Stock Option Plan may be amended without shareholder approval for the following:

o	amendments of a “housekeeping” nature;

o	amendments necessary to comply with the provisions of applicable law;

o	amendments respecting the administration of the Rolling Plan;

o	any amendment to the vesting provisions of the plan or any option;

o
any amendment to the early termination provisions of the plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

o
the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants of Common Shares under the plan, and the subsequent amendment of any such provision which is more favourable to participants;

o	the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the plan reserve;

o	any amendments necessary to suspend or terminate the plan; and

o	any other amendment not requiring shareholder approval under applicable law (including the TSX Policies).

All previously granted and outstanding options will be governed by the provisions of the New Stock Option Plan, except if the terms of New Stock Option Plan adversely affect optionees holding options granted under the Current Stock Option Plan, such options will be subject to the Current Stock Option Plan to the extent necessary only to avoid the adverse effect, but otherwise will be subject to the terms of New Stock Option Plan.

The Board believes that the proposed New Stock Option Plan will offer to participants a competitive and stable level of equity-based compensation.  The Board has determined that the New Stock Option Plan is necessary and in the best interests of the Company and its shareholders in order for the Company to continue to secure and retain key personnel and to provide additional motivation to such persons to exert their best efforts on behalf of the Company and its subsidiaries.  The Board expects that the Company will benefit from the added interest which employees will have in the welfare of the Company as a result of their equity participation in the Company through the acquisition of Common Shares of the Company.

Accordingly, shareholders will be asked to approve the following ordinary resolution to approve the adoption of the Company's new Stock Option Plan:

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Resolved, as an ordinary resolution of the Company, that the adoption of the Company's New Stock Option Plan all as more particularly described in the Information Circular of the Company dated March 30, 2012, is hereby approved with such additional provisions and amendments, provided that such are not inconsistent with the policies of the TSX, as the directors of the Company may deem necessary or advisable.

The Board of Directors recommends that shareholders vote in favour of the ordinary resolution.  In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote in favour of the ordinary resolution.  The above ordinary resolution, if passed, will become effective immediately after approval of the New Stock Option Plan by the TSX.

RESTRICTED SHARE UNIT PLAN

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to approve an ordinary resolution to approve the terms of a Restricted Share Unit Plan (the “RSU Plan”), as proposed by the Board.  The RSU Plan does not contemplate the issuance of shares from treasury; consequently, applicable regulatory rules do not require shareholder approval of the RSU Plan.  However, the directors of the Company are eligible to be granted RSU Rights under the RSU Plan and consequently, the Board believes that it is consistent with good corporate governance practices to obtain shareholder approval of the RSU Plan.

Under the proposed RSU Plan, restricted share units (“RSUs”) would be issued to directors, officers and employees of the Company, or its subsidiaries (“Eligible Persons”).  The RSU Plan would give Eligible Persons the right to receive, at the discretion of the Board (or a committee thereof), Common Shares, which are not to be issued from treasury, without any monetary consideration payable to the Company.  The Company has engaged a trustee to purchase the Common Shares on the public market, through the facilities of the TSX, in connection with the granting of RSUs to Eligible Persons, which Common Shares are held by the trustee until such Eligible Person’s RSUs vest. The vesting of RSUs will be subject to time-based vesting terms, conditions and restrictions, as determined by the Board (or a committee thereof) in its sole discretion.  To the extent that such criteria are attained, each RSU would be converted into one Common Share held by the trustee.  On termination of employment for any reason whatsoever, all unvested RSUs will be forfeited. Upon death or total disability all unvested RSUs will immediately vest.

The RSUs will be accounted for as a compensation expense under the fair value method of accounting.

The Board believes that the proposed RSU Plan will offer to participants a competitive and stable level of equity-based compensation.  The Board has determined that the RSU Plan is necessary and in the best interests of the Company and its shareholders in order for the Company to continue to secure and retain key personnel and to provide additional motivation to such persons to exert their best efforts on behalf of the Company and its subsidiaries.  The Company expects to issue fewer RSUs than the number of stock options historically granted, as a result of the way in which the RSUs are valued.  As a result, the Board expects that the issuance of RSUs will result in a reduction in the future dilution of the Company’s Common Shares attributable to share compensation arrangements.  The Board expects that the Company will benefit from the added interest which employees will have in the welfare of the Company as a result of their ownership or increased ownership of the Company’s Common Shares.

Accordingly, shareholders will be asked to approve the following ordinary resolution to approve the adoption of the RSU Plan:

Resolved, as an ordinary resolution of the Company, that the adoption of a Restricted Share Unit Plan all as more particularly described in the Information Circular of the Company dated March 30, 2012, is hereby approved.

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The Board of Directors recommends that shareholders vote in favour of the ordinary resolution.  In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote in favour of the ordinary resolution.  The above ordinary resolution, if passed, will become effective immediately.  If the ordinary resolution is not approved by the shareholders, the RSU Plan will not be implemented by the Board.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or executive officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2011 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

OTHER INFORMATION REGARDING THE COMPANY

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

MANDATE AND REPORT OF THE BOARD

The Board believes that its principal responsibility is to foster the long-term success of the Company in a manner consistent with the Board’s responsibility to the Company’s shareholders to maximize shareholder value and provide strategic oversight.  It has statutory obligations to act in the best interests of the Company and it has fiduciary responsibilities to the shareholders.

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The Board is committed to ensuring it can function independently of management and it is accountable to the shareholders of the Company.  The Board strives to effectively manage the business and affairs of the Company by adopting best practices in corporate governance in order to enhance shareholder value.

To achieve its objective, the Board has developed a governance system of interrelated principles, structures and processes which is designed to, among other things: (i) enable the Board to carry out all its responsibilities; (ii) assist the Board in evaluating and improving its performance; and (iii) achieve high standards of governance, which will ultimately help promote management accountability and will ensure the Board functions independently from management.

The Board has developed and adopted a Board Mandate (the “Mandate”) that contains terms of reference to assist the Board and management in determining responsibilities and maintaining effective communication between the Board and management. The Mandate includes Charters of the Committees of the Board, the Audit Committee and the Compensation Committee. The Mandate also addresses director compensation, director criteria and search process and a board and director evaluation process. The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

Membership

The Board considers a director to be independent if the director would be independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines.  Four of the five directors of the Company are independent, they are Fabio Doninelli, Joseph Caprio, James Topham and Andrew Harries. Amiee Chan is also the President and Chief Executive Officer of the Company; by holding these management positions she is not considered to be independent.

The following directors or proposed directors of the Company are directors of reporting issuers or the equivalent in a foreign jurisdiction:

Name	Reporting Issuers or the Equivalent in a Foreign Jurisdiction
James Topham	Day4 Energy Inc., Epic Data Inc. and DDS Wireless International Inc.

Meetings

The following table sets out the attendance record of directors of the Company during the year ended December 31, 2011:

	Board	Committee	Total
	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	%
Fabio Doninelli(1)	7 of 7	4 of 4	11 of 11	100%
Joseph Caprio	7 of 8	4 of 4	11 of 12	92%
James Topham(2)	5 of 5	2 of 2	7 of 7	100%
Andrew Harries(3)	1 of 1	N/A	1 of 1	100%
Ugo Doninelli(4)	1 of 1	N/A	1 of 1	100%
Margaret Good(5)	3 of 3	2 of 2	5 of 5	100%
Amiee Chan	8 or 8	N/A	8 or 8	100%

Notes:
(1)	Appointed Chairman and Director of the Board on March 4, 2011.
(2)	Appointed Chair of the Audit Committee and Director of the Board on May 12, 2011.
(3)	Appointed Director of the Board on November 22, 2011.
(4)	Passed away on February 19, 2011.
(5)	Resigned from the Board on May 12, 2011.

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There is an opportunity for a separate meeting of independent directors from management during every Board Meeting or at specifically arranged meetings of independent directors.

Position Descriptions

Because of the small size of the Board, the Board has not developed written position descriptions for the Chair and the Chair of each Board committee. The Chairman of the Board is an independent director.  His role is to preside over all meetings of the Board, serve as a liaison with the other independent directors, consult regarding agendas and information sent to the Board and notifies other Board members regarding any legitimate shareholder concerns of which he becomes aware. The Chair of each committee, in consultation with each committee member, will determine the frequency and length of committee meetings and will develop the committee’s agenda.

The Board and CEO have not developed a written position description for the CEO; however, a summary of responsibilities is included in the Employment Agreement with the Company.  The directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company.  All material contracts and agreements are put before the Board for approval and/or ratification.  The Board has charged the CEO with the responsibilities for the day to day running of the Company and to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

Orientation and Continuing Education

The Board ensures that all new directors receive a comprehensive orientation. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director receives an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board of Directors and applicable Committees. Each director assumes responsibility for keeping themselves informed about the Company’s business and relevant developments outside the Company which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the directors annually take part in tours of the Company’s operations in order to assist the directors in better understanding the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Company interact with the Board from time to time to allow the Board members themselves to assess that future potential.

Code of Business Conduct

The Company’s Board adopted a Code of Business Conduct (the “Code”), which applies to all directors, officers and employees of the Company.

The Board monitors compliance with the Code by requiring that all employees have read and signed the Codes (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Code. In addition, the Board has adopted a Whistle-Blower Procedure and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise. Should any Director or Officer depart from or violate the Code, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2011 related to departures from or violations of the Code.

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Nomination of Directors

When a Board vacancy occurs or an increase in the size of the Board is contemplated, the directors will recommend qualified individuals for nomination to the Board.  The directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible to propose and assess potential new directors.  At present, a majority of the directors are independent of management of the Company, which will encourage an objective nomination process.

Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board formally reviews its own performance, the performance of each committee of the Board and the performance of the Chief Executive Officer. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment that it performs for the Board as a whole and its various committees gives the Chair sufficient information on individual director’s performance.

Compensation

Report on Directors’ Compensation

Management reports to the Board once a year the status of Board compensation in relation to other companies.  As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in stock options.  Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

The following table is the directors’ fee structure for the year ended December 31, 2011:

Chairman of the Board	Cdn $30,000
Chairman of the Audit Committee	Cdn $25,000
Director	Cdn $20,000

Effective July 29, 2009, fees of Cdn$5,000 per year are paid to each director responsible for the Company’s U.S. or CHF5,000 per year for the Swiss subsidiaries. Each director is also paid a fee of Cdn$500 for each quarterly directors’ meeting attended.

DIRECTORS’ COMPENSATION

Summary Compensation Table

In addition to the reimbursement of reasonable travel and lodging expenses, the following table sets forth details of total compensation in US dollars for each Director of the Company for the year ended December 31, 2011:

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			Option	Non-Equity
	Fees	Share-	based	Incentive plan		All Other
	earned	based	awards	compensation	Pension	Compensation
Name	($)	awards ($)	($)	($)	Value ($)	($)	Total ($)
Fabio Doninelli(1)	31,519	Nil	70,134	Nil	Nil	Nil	101,653
Joseph Caprio	26,549	Nil	24,032	Nil	Nil	2,919	53,500
James Topham(2)	16,651	Nil	38,949	Nil	Nil	Nil	55,600
Andrew Harries(3)	2,138	Nil	25,674	Nil	Nil	Nil	27,812
Ugo Doninelli(4)	5,017	Nil	Nil	Nil	Nil	Nil	5,017
Margaret Good(5)	9,897	Nil	Nil	Nil	Nil	2,513	12,410

Notes:
(1)	Mr. Fabio Doninelli joined the Board on March 4, 2011 and received a proration of his annual fees as director and chairman of the Board.
(2)	Mr. Topham joined the Board on May 12, 2011 and received a proration of his annual fees as director and audit committee chair.
(3)	Mr. Harries joined the Board on November 22, 2011 and received a proration of his annual fees as director.
(4)	Mr. Ugo Doninelli passed away on February 19, 2011 and received a proration of his annual fees as director and chairman of the board.
(5)	Ms. Good resigned from the Board on May 12, 2011 and received a proration of her annual fees as director and audit committee chair.

There were no other arrangements under which independent directors were compensated during 2011. No independent directors earned any compensation during 2011 for consultancy or other services provided to the Company.

Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each Director of the Company as at December 31, 2011:

	Options based awards				Share based awards
						Market value
	No. of			Value of		of share
	securities			unexercised		based
	underlying	Options	Options	in the money	Number of	awards that
	unexercised	exercise	expiration	options $	shares not	have not
Name	options	price $ (Cdn)	date	(Cdn) (1)	vested	vested
Fabio Doninelli
(Director and Chairman
of the Board	150,000	0.86	4-Mar-16	Nil	N/A	N/A
	20,000	1.37	1-Apr-13	Nil	N/A	N/A
	20,000	0.90	1-Apr-14	Nil	N/A	N/A
Joseph Caprio	20,000	0.70	1-Apr-15	Nil	N/A	N/A
(Director)	100,000	0.48	14-Dec-16	2,000	N/A	N/A
	160,000			2,000
James Topham
(Director and
Chair of the Audit
Committee)	100,000	0.73	12-May-16	Nil	N/A	N/A
Andrew Harries
(Director)	100,000	0.51	22-Nov-16	Nil	N/A	N/A

Notes:
(1)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2011, less the exercise price of the stock option(s).

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Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2011 for each Director of the Company:

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year	year	earned during the year
Name	($)	($)	($)
Fabio Doninelli	Nil	N/A	N/A
Joseph Caprio	Nil	N/A	N/A
James Topham	Nil	N/A	N/A
Andrew Harries	Nil	N/A	N/A

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. All functions of the Compensation Committee are performed by the independent members of Board.

The independent members of the Board have prepared the following report on executive compensation:

Report on Executive Compensation

Compensation Discussion and Analysis

The Board reviews and gives final approvals with respect to the Company’s Executive Compensation Plan and Stock Option Plan. The Board sets the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of stock options. The Board is also responsible for reviewing executive management succession and development plans.

Compensation Objectives

The Company has established compensation policies to address the following objectives:

➢	To assist the Company to attract and retain highly qualified individuals.
➢	To reward employees annually for achieving financial results.
➢	To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.
➢	To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.
➢	To ensure competitive compensation that is also financially affordable for the Company.
➢	To provide a rational methodology for incentive compensation and stock option grants that employees understand and support.
➢	To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company has a “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary, an annual cash incentive plan, an annual incentive stock option award, and benefits.  To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

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Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual’s skill performance, and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental, and a group Registered Retirement Savings Plan (RRSP). Executives also receive a car allowance.

Annual Cash Incentive Compensation Plan

In January 2004, an annual cash incentive compensation plan was introduced to all employees based on the Compensation Objectives discussed above. Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives. The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the company’s success. Seventy percent of the executive’s bonus is determined by corporate results and thirty percent is based on individual performance.

On October 5, 2006, as a result of the executive compensation review, the Company’s Board of Directors passed a resolution to amend the executives’ bonus evaluation criteria. The new plan is designed to measure executives’ bonuses one hundred percent based on the Company’s performance and weighted 33% on achievement of annual revenue targets and 67% on annual profit targets. Furthermore, no bonus shall be paid to executives if the Company is not profitable.

The performance bonuses for executives are determined as a percentage of base salary and calculated at 75% of base salary for the CEO and 37.5% of base salary for the CFO. Additionally, the bonus payment is affected by a multiplier based on the pre-approved target range for both revenue and profit performance objectives. The multiplier ranges from 0.5x to 2.0x.

Beginning fiscal 2011, annual profit targets were amended to EBITDA targets.

The performance bonus amount is the sum of the two elements and calculated as follows:

Multiplier for annual revenue target multiplied by 33% multiplied by base salary multiplied by corresponding percentage (75% or 37.5%)  plus the Multiplier for annual EBITDA target multiplied by 67% multiplied by base salary multiplied by corresponding percentage (75% or 37.5%).

Overall the targets for the fiscal 2011 plan were set very high but with attainable goals. So, while the performance of the Company for 2011 was positive, it was not at the level previously agreed with the Board. As a result, for the CEO and CFO, the fiscal 2011 corporate multiplier was determined to be 0.0x of target.

Mr. Iwata, President of Sinclair Technologies, joined the Company upon the acquisition of Sinclair Technologies Holdings Inc. His performance bonus is determined by an escalating scale of revenue and EBITDA targets of Sinclair Technologies. The minimum threshold for bonus payout was set at fiscal 2011 revenue of Cdn$16,900,000 and EBITDA of Cdn$1,768,000. For fiscal 2011, Sinclair Technologies achieved strong financial results that significantly exceeded the minimum threshold. As a result, Mr. Iwata was awarded a bonus of $1,527,577.

Annual Incentive Stock Option Award

The Board believes that all employees should have a stake in the Company’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option award to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance. These option-based awards are granted under the Company’s Stock Option Plan.  The Company considers previous awards of option-based awards when considering new grants.  Awards, if any, typically have a five-year term and vest in two years.

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No stock options were awarded for fiscal 2011’s performance.

Long Service Stock Option Award

In 2011, the Company amended its compensation plan such that employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company. As a result, Dr. Chan was awarded 200,000 options for her long service.

Performance Graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares of the Company with the cumulative total return on the Toronto Stock Exchange S&P/TSX Composite Index, assuming a Cdn$100 investment on December 31, 2006 and reinvestment of dividends.

The cumulative total return on an assumed a Cdn$100 investment on December 31, 2006 would have declined to Cdn$75; however, the Company’s executive compensation has generally increased.   While total Named Executive Officer compensation was not directly correlated to this return, there has been a substantial return to the Company’s profitability since fiscal 2007 and in the independent members of the Board’s opinion, the increase, in overall compensation has been merited.  However, for fiscal 2011, the financial performance of the Company, while positive, was not at the level previously agreed with the Board. As a result, for executives, no corporate bonuses were earned with the exception of the President of Sinclair Technologies. No stock options were awarded for 2011 performance.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table reported in United States Dollars sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2011, 2010 and 2009 to each member of senior management:

					Non-Equity Incentive plan
			Share-	Option	Annual	Long-term		All Other
Name and			based	based	Incentive	incentive	Pension	Compensation
Principal Position	Year	Salary ($)	awards	awards(1)	Plans	plans	Value ($)	($)(2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Amiee Chan,	2011	242,736	N/A	48,064	Nil	N/A	22,251	207,973	521,024
(President and Chief	2010	185,382	N/A	15,509	Nil	N/A	18,064	N/A	218,955
Executive Officer)(3)	2009	140,117	N/A	18,455	110,917	N/A	12,552	N/A	282,041
Arthur Chin
(Chief Financial
Officer)(4)	2011	176,152	N/A	39,817	Nil	N/A	8,831	N/A	224,800
Calven Iw ata
(President of Sinclair
Technologies)(5)	2011	284,748	N/A	N/A	1,527,544	N/A	14,130	N/A	1,826,422
Trevor Greene
(Former Chief	2011	5,426	N/A	N/A	Nil	N/A	885	12,221	18,532
Financial Officer)(6)	2010	104,939	N/A	42,223	Nil	N/A	5,247	N/A	152,409

Notes:
(1)	Amounts for option based awards are valued under the Black-Scholes Options Pricing Model.
(2)	Perquisites under All Other Compensation are not in excess of CDN$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.
(3)	Ms. Chan received a one-time payment of $202,280 and director’s fee of $5,693 for being a director of the Company’s Swiss subsidiary, for a total of $207,973.
(4)	Mr. Chin joined the Company on February 1, 2011.
(5)	Mr. Iwata joined the Company on January 21, 2011 when Norsat acquired Sinclair Technologies Holdings Inc. and left the Company on March 15, 2012.
(6)	Mr. Greene joined the Company on April 1, 2010 and left the Company on January 23, 2011. He received a one-time payment of $12,221.

Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each Named Executive Officer of the Company as at December 31, 2011:

	Options based awards				Share based awards
						Market value
	No. of			Value of		of share
	securities			unexercised		based
	underlying	Options	Options	in the money	Number of	awards that
	unexercised	exercise	expiration	options $	shares not	have not
Name	options	price $ (Cdn)	date	(Cdn) (1)	vested	vested
	40,000	1.37	1-Apr-13	Nil	N/A	N/A
Dr. Amiee Chan,	40,000	0.90	1-Apr-14	Nil	N/A	N/A
(President and Chief	40,000	0.70	1-Apr-15	Nil	N/A	N/A
Executive Officer)	200,000	0.48	14-Dec-16	4,000	N/A	N/A
	320,000
Arthur Chin
(Chief Financial
Officer)	100,000	0.70	1-Feb-16	Nil	N/A	N/A

Notes:
(1)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2011, less the exercise price of the stock option(s).

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Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2011 for each Named Executive Officer of the Company:

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year	year	earned during the year
Name	($)	($)	($)
Amiee Chan	Nil	N/A	Nil
Arthur Chin	Nil	N/A	Nil
Calven Iwata	Nil	N/A	1,527,544

Pension plan benefits

Other than RRSP’s, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

Termination and change in control benefits

The Company has an employment agreement with each of the Named Executive Officers:

Dr. Chan’s contract may be terminated by her with six weeks’ notice and by the Company with three months’ notice plus a further month of notice for each full year of service and prorated if notice of termination is given during a partial year of service that she has with the Company, up to a maximum of twelve months.

Mr. Chin’s contract may be terminated by him with eight weeks’ notice and by the Company with two months’ notice plus a further month of notice for each full year of service and prorated if notice of termination is given during a partial year of service that he has with the Company, up to a maximum of twelve months.

Mr. Iwata’s has a term contract with the Company until March 31, 2013.  The contract may be terminated by him with ninety days’ notice and by the Company with payment of two months’ salary for each full year of employment with Company, but not less than twelve months.

Each agreement contains a twelve month Non-Competition and Non-Solicitation clause.  The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause. The vesting of stock options is governed by the Company’s Stock Option Plan.

If the employment of the Named Executive Officer were terminated without just cause on December 31, 2011, the Named Executive Officer would be paid an incremental amount outlined in the table below:

Name	Payment ($)
Amiee Chan	235,992
Arthur Chin	68,763
Calven Iwata	294,990

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Committees of the Board

As described above, the Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. All functions of the Compensation Committee are now performed by the independent members of the Board.  The only active committee of the Board is the Audit Committee:

MANDATE AND REPORT OF THE AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its over-sight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the independence and performance of the Company’s external auditors and the management of the Company’s risks, credit worthiness, treasury plans and financial policy. Information regarding the Audit Committee, including its Charter is included attached hereto as Appendix “A”.

Membership

As at December 31, 2011 the Committee’s members were James Topham (Chair), Fabio Doninelli and Joseph Caprio.  On March 4, 2011, Fabio Doninelli was appointed to the Board and Audit Committee.  On May 12, 2011 Mr. James Topham was appointed Director and Chair of the Audit Committee. The Committee is currently and is expected to be comprised entirely of independent directors.

The Board has determined that each past, current and expected member of the Audit Committee is “financially literate”, has “accounting or related financial management expertise” and that the Audit Committee Chair is an “audit committee financial expert” as defined by applicable securities laws. The following lists the relevant education and experience of the members of the Audit Committee that are relevant to the member’s role on the committee.

Relevant Education and Experience

James Topham has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves as CFO of dPoint Technologies Inc., an energy recovery and fuel cell technology company and serves on the Board of three other public technology companies and one private company.  Through these roles, Mr. Topham has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public Companies.  Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Fabio Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland, which manages a fund in excess of US$750 million. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world.   In these senior executive capacities, Mr. Doninelli has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies.

Joseph Caprio is a former Dean at Colgate University, Hamilton, NY and has served as a management consultant and as an operating officer of several businesses.   In these capacities, Mr. Caprio has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies.  Mr. Caprio holds a BS degree in management from the University of Rhode Island, and a MA degree from Colgate University, Hamilton, NY.

21

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting.  The Committee meets separately with management and without management present, at each regularly scheduled meeting. During the year ended December 31, 2011, the Committee met four times.

Financial reporting

As part of its oversight of the Company’s financial statements, the Committee reviewed and recommended to the Board for approval, the public release and filing of the annual audited Consolidated Financial Statements and quarterly unaudited Consolidated Financial Statements of the Company, including related news releases and MD&A. The Committee also reviewed throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External auditor

In accordance with the Business Corporations Act (British Columbia), the Shareholders appoint the Company’s Auditor.  In carrying out its responsibilities, the Committee has reviewed the qualifications and performance of the Auditor and recommends to the Board and to the Shareholders that Grant Thornton LLP, Chartered Accountants be reappointed as Auditor of the Company at the Meeting and that the Directors be authorized to fix their remuneration.

The Committee is directly responsible for the oversight of the work of the external auditors, including reviewing relationships between the external auditors and the Company and resolution of disagreements between management and the external auditors regarding financial reporting, audit problems or other difficulties.  The Chair of the Committee meets separately with the engagement partner from the external audit firm during the year independently of the Committee and management.

The Committee, on delegated authority from the Board, has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors.

Audit, Audit related and non-audit services

All requests for non-prohibited audit, audit related and non-audit services provided by the external auditor and its affiliates to the Company are required to be pre-approved by the Committee.  To enable this, the Company has implemented a process by which all requests for services involving the external auditor are reviewed by the Chief Financial Officer to ensure that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then presented to the Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Committee Chair for his/her review, evaluation and pre-approval or denial on behalf of the Committee (with the full Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Committee monitors the actual versus approved expenditure for each of the approved requests.

22

Fees paid to external auditors

The following table sets forth fees paid by the Company to Grant Thornton LLP in 2011 and 2010 (fees amounts are in Canadian Dollars):

	Audit Fees ($)	Audit Related Fees ($)	All Other Fees ($)	Total ($)
2011	189,263	142,275	-	331,538
2010	170,364	73,500	-	243,864

Audit fees are for the audit of the annual consolidated financial statements. Audit related fees are primarily for services related to review of other statutory filings and conversion to International Financial Reporting.

Internal controls and disclosure controls

The Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Committee meets with the external auditors and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee also reviews reports from the external auditors on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied.

The Committee also monitors the Company’s financial reporting and disclosure controls processes.

Risk management

The Committee has oversight responsibility of the Company’s risks.  The Committee reviewed the results of management’s risk assessment, the identification of key risks and the engagement of management to mitigate risk exposures.  The Committee also reviewed the adequacy of the Company’s insurance coverages.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2011 about the Company’s compensation plans under which equity securities are authorized for issuance:

Number of securities
available for future
		Weighted-average	issuance under equity
	Number of securities to	exercise price of	compensation plans
	be issued upon exercise	outstanding options,	(excluding securities
	of outstanding options,	warrants and rights	reflected in the first
	warrants and rights	(Cdn $)	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation	1,941,900	$0.87	1,815,374
plans approved by
shareholders
Equity compensation	Nil	Nil	Nil
plans not approved by
shareholders
Total	1,941,900	$0.87	1,815,374

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 30, 2012, no director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee was indebted to the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the Company’s most recently completed financial year, is available on the SEDAR website at www.sedar.com.

The Company will provide to any person or company, upon request to the Chief Financial Officer of the Company, a copy of the Company's consolidated comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and MD&A, and any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed together with the relevant MD&A.  The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company on April 9th, 2012.

DATED at Richmond, British Columbia, as of this 9th day of April, 2012.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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Appendix A – Audit Committee Charter

The following audit committee charter has been extracted from the Board Mandate (“the Mandate”).  The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

AUDIT COMMITTEE CHARTER

1. OVERVIEW

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company.  The Committee shall be governed by this Charter.

2. ORGANIZATION

The Committee shall be composed of not less than three Independent Directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

3. DEFINITION OF WHAT CONSTITUTES INDEPENDENCE FOR DIRECTORS

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the Board Mandate.

4. STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the Company.  In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial Management of the Company.

5. RESPONSIBILITIES

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal controls over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

6. PROCEDURES

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

•	Annually, review with Management and recommend to the Board the appointment of independent auditors of the Company, its divisions and subsidiaries.

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•
Meet with the independent auditors and financial Management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

•
Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.  Further, the committee periodically should review Company policy statements to determine their adherence to the code of conduct.

•
Review the internal audit function of the Company including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

•
Receive prior to each meeting, an overview of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

•
Prior to their release, review the financial statements contained in the annual report to shareholders with Management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.  Any changes in accounting principles should be reviewed.

•
Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of Management present.  Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•	Review accounting and financial human resources and succession planning within the Company.

•
The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder.  Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with Management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence.  Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

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Appendix B – 2012 Stock Option Plan

NORSAT INTERNATIONAL INC.
(the “Company”)

2012 STOCK OPTION PLAN

Dated for Reference , 2012

PURPOSE AND INTERPRETATION

Purpose

1.1                         The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.  It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the Toronto Stock Exchange  and any inconsistencies between this Plan and the TSX Policies whether due to inadvertence or changes in TSX Policies will be resolved in favour of the latter.

Definitions

1.2                         In this Plan:

“Affiliate” has the meaning assigned by the TSX Policies;

“Associate” has the meaning assigned by the TSX Policies;

“Black-out Period” means the period during which the relevant Optionee is prohibited from exercising an Option due to trading restrictions imposed by the Company in accordance with its securities trading policies governing trades in the Company’s securities;

“Board” means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

“Business Day” means a day that the TSX is open for trading;

“Change of Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction: manual numbering

(i)           any one Person holds a sufficient number of voting securities of the Company or the resulting company to affect materially the control of the Company or the resulting company, or,

(ii)           any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting securities of the Company or the resulting company to affect materially the control of the Company or the resulting company, where such Person or combination of Persons did not previously hold a sufficient number of voting securities to affect materially control of the Company or the resulting company.  In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting securities of the Company or the resulting company is deemed to materially affect the control of the Company or the resulting company;

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“Common Shares” means common shares in the capital of the Company providing such class is listed on the TSX;

“Company” means Norsat International Inc. or any successor thereto;

“Consultant” means an individual or a Consultant Company, other than an Employee, Officer or Director who:

(i)           provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)           provides the services under a written contract between the Company or an Affiliate and the individual or the Consultant Company;

(iii)          in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv)          has a relationship with the Company or an Affiliate that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Directors” means the directors of the Company or an Affiliate as may be elected or appointed from time to time;

 “Distribution” has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

 “Employee” means:

(a)           an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(b)           an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)           an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and may include an Officer;

 “Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

“Expiry Date” means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

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“Fair Market Value” the closing trading price for the Common Shares on the TSX immediately before the exercise of the Right as provided in §3.9;

“Grant Date” for an Option means the date of grant thereof by the Board;

“Insider” means an insider as defined in the TSX Policies;

“Investor Relations Activities” means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

 “Management Company Employee” means an individual employed by another individual or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

“Market Price” means:

the closing trading price for the Common Shares on the TSX at the time of the grant;

if the Common Shares are not listed on the TSX, then the closing trading price for the Common Shares on any other stock exchange on which the Common Shares are listed (if the Common Shares are traded on more than one stock exchange, then the stock exchange on which a majority of Common Shares are traded) at the time of the grant; or

if the Common Shares are not listed on a stock exchange, then the trading price determined by the Board using good faith discretion;

“Officer” means a duly appointed senior officer of the Company;

“Option” means the right to purchase Common Shares granted hereunder to a Service Provider;

“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto;

“Optioned Shares” means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

“Optionee” means the recipient of an Option hereunder;

“Outstanding Shares” means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

“Participant” means a Service Provider that becomes an Optionee;

“Person” means a company or an individual;

“Plan” means this 2012 Stock Option Plan, the terms of which are set out herein or as may be amended;

“Plan Shares” means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

“Regulatory Approval” means the approval of the TSX and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

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“Service Provider” means an individual who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

“Share Compensation Arrangement” means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

“Shareholder Approval” means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders’ meeting;

“Take Over Bid” means a take over bid as defined in the Securities Act;

“TSX” means The Toronto Stock Exchange and any successor thereto; and

“TSX Policies” means the rules, regulations and policies of the TSX as amended from time to time.

ARTICLE 2
STOCK OPTION PLAN

Establishment of Stock Option Plan

2.1                         There is hereby established a stock option plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2                         The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is 10% of the Outstanding Shares at the time the Plan Shares are reserved for issuance, less any Common Shares reserved for issuance under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the TSX Policies.

2.3                         Unless otherwise determined in the discretion of the Board, the number of Plan Shares that may be reserved for issuance under the Plan to any one Optionee will not exceed 5% of the Outstanding Shares on a non-diluted basis, less any Common Shares reserved for issuance to such Optionee under Share Compensation Arrangements other than this Plan.

Eligibility

2.4                         Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares so as to indirectly transfer the benefits of an Option, as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted Under the Plan

2.5                         All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

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2.6                         Subject to specific variations approved in accordance with this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.7                         In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.  For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration of Plan

2.8                         The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.

2.9                         Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the power to:

(a)           determine the Service Providers to whom Options are to be granted, to grant such Options, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

(b)           allot Common Shares for issuance in connection with the exercise of Options; and

(c)           delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Regulatory Approval

2.10                      This Plan will be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given will be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

Compliance with Legislation

2.11                      The Company will not be required to issue any Common Shares under the Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which Common Shares of the Company are listed.  The Company will not in any event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1                      The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and cannot be less than the Market Price.

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Term of Option

3.2                      Subject to the application of §3.8, an Option can be exercisable for a maximum of 10 years from the Grant Date, unless otherwise determined in the discretion of the Board.

Vesting of Options

3.3                      Vesting of Options will be as determined in the discretion of the Board.

3.4                      In the event of a Change of Control or Take Over Bid, in the case of a particular Optionee, the Options held by that Optionee may be exercised by the Optionee in full or in part at any time before the applicable vesting period(s) for those Options at the discretion of the Board.

Optionee Ceasing to be Director, Employee or Service Provider

3.5                      No Option may be exercised after the Optionee, if a Director or Officer, has ceased to be a Director or Officer or, if an Employee or other Service Provider has left the employ or service of the Company or an Affiliate of the Company, except as follows:

(a)           in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date of such Option;

(b)           subject to the other provisions of this §3.5, including the proviso below, vested Options will expire 30 days after the date the Optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company or an Affiliate, and all unvested Options will immediately terminate without right to exercise same; and

(c)           in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same, except that vested Options granted prior to ●, 2012 will expire 30 days after the date the Optionee is dismissed from employment or service for cause, but provided that in no event may the term of the Option exceed 10 years, unless determined in the discretion of the Board.  Notwithstanding the provisions of §3.5(b), the Board may provide for the vesting of all or any part of the Optionee’s Options that are unvested at the date the Optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company or an Affiliate, and may extend the time period for exercise of an Option to a maximum of the original term of the Option, all as the Board deems appropriate in the circumstances contemplated by §3.5(b).

Non Assignable

3.6                      Subject to §3.5(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.7                      If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board will make, as it deems advisable and subject to requisite Regulatory Approval, appropriate substitution and/or adjustment in:

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(a)           the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(b)           the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(c)           the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board will make such provision for the protection of the rights of Participants as it deems advisable.

Adjustment of Options Expiring During Blackout Period

3.8                         Should the Expiry Date for an Option fall within a Blackout Period, or within the period that is nine Business Days immediately following the expiration of a Blackout Period, such Expiry Date will be automatically adjusted without any further act or formality to that day which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan.  Notwithstanding any other provision of this Plan, the tenth Business Day period referred to in this §3.8 may not be extended by the Board.

Cashless Exercise Option

3.9                         An Optionee may, if determined by the Board, have the right to surrender vested Options held by the Optionee (the “Right”), in whole or in part (the “Terminated Options”) by notice in writing to the Company and, in lieu of receiving the Optioned Shares  to which the Terminated Options relate, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the Fair Market Value, have a total value equal to the product of the number of Common Shares multiplied by the difference between the Fair Market Value and the Exercise Price.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1                      Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2                      An Optionee who wishes to exercise his Option may do so by delivering

(a)           a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)           cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate certified cheques for such Exercise Price and such amounts to be withheld.

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Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of amounts required by law to be withheld on the exercise of Options under this Plan.

Delivery of Certificate and Hold Periods

4.3                      As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue to the Optionee the appropriate number of Optioned Shares.  The transfer agent will either issue a certificate representing the Optioned Shares or a written notice in the case of uncertificated Common Shares. Such issued certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under applicable securities laws.

ARTICLE 5
AMENDMENTS TO PLAN OR OPTIONS

Amendments Generally

5.1                      The Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or an Option, or revoke or alter any action taken pursuant to the Plan or an Option, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Option without the written consent of the applicable Participant and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.

5.2                      With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have the authority to initially grant such award as so modified or amended.

Amendments by Board

5.3                      Without limiting the generality of §5.1, the Board may make the following types of amendments to the Plan without seeking Shareholder Approval:

(a)           amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)           amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)           amendments respecting administration of the Plan;

(d)           any amendment to the vesting provisions of the Plan or any Option;

(e)           any amendment to the early termination provisions of the Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)           the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of Participants of Common Shares under the Plan, and the subsequent amendment of any such provision which is more favourable to Participants;

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(g)           the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan reserve;

(h)           any amendments necessary to suspend or terminate the Plan; and

(i)           any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable law (including, without limitation, the TSX Policies)

Amendments Requiring Shareholder Approval

5.4                      The Board may not, without approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend the Plan or an Option to do any of the following:

(a)           increase the aggregate maximum percentage of Common Shares issuable under the Plan;

(b)           make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Exercise Price);

(c)           extend the term of any Option beyond the Expiry Date of the Option or allow for the Expiry Date of an Option to be greater than 10 years except as currently provided in connection with a Black-out Period;

(d)           permit assignments, or exercises other than by the applicable Participant, of Options beyond that contemplated by §3.5(a);

(e)           expand the definition of “Service Provider” or otherwise alter the conditions for eligibility for participation in the Plan;

(f)           amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from the application of §3.7; and

(g)           effect an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

5.5                      Where Shareholder Approval is sought for amendments under §5.4(b) or §5.4(c) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded.  In the event of any conflict between §5.3 and §5.4 above, the latter will prevail to the extent of any conflict.

Amendment Subject to Approval

5.6           If the amendment of an Option requires Regulatory Approval or Shareholder Approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 6
INSIDER PARTICIPATION LIMIT

Insider Participation subject to Disinterested Shareholder Approval

6.1           None of the following actions will become effective without first obtaining Shareholder Approval:

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(a)           Common Shares being issuable to Insiders under this Plan, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares; and

(b)           Common Shares issued to Insiders under this Plan, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares in any 12 month period.

6.2                      Where Shareholder Approval is sought for an action under §6.1, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the action will be excluded.

ARTICLE 7
GENERAL

Employment and Services

7.1                      Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same.  Participation in the Plan by a Service Provider will be voluntary.

No Representation or Warranty

7.2                      The Company makes no representation or warranty as to the future market value of Common Shares (which for clarity will include for the purposes of this §7.2 other classes or kinds of securities issued in place of Common Shares pursuant to §3.8) issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider.  Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

7.3                      The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Effective Date of Plan

7.4                      This Plan will be effective from and after the date upon which the Company first receives Shareholder Approval for the Plan, subject to TSX acceptance, and will remain effective provided that the Plan, or, if applicable, any amended version thereof receives Shareholder Approval, on or before each third annual general meeting of shareholders of the Company. This Plan will replace the then existing Incentive Share Option Plan dated for reference May 22, 2003 (the “Previous Plan”).  All validly outstanding options granted under the Previous Plan and existing at the time this Plan comes into effect will be subject to the terms of this Plan, and will be counted for the purposes of calculating what may be issued under this Plan.  If the terms of this Plan adversely affect Optionees holding options granted under the Previous Plan, such options will be subject to the Previous Plan to the extent necessary only to avoid the adverse effect, but otherwise will be subject to the terms of this Plan.

Adoption of Plan

7.5                      This Plan was adopted by the Board on  , 2012, and became effective on  , 2012.

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SCHEDULE A

2012 STOCK OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the “Effective Date”) NORSAT INTERNATIONAL INC. (the “Company”) has granted to ___________________________________________ (the “Service Provider”) , an Option to acquire ______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, __________ (the “Expiry Date”) at an Exercise Price of Cdn$____________ per share.

Vesting:   Optioned Shares may be acquired as follows:

Term:                      The term of this Option is _____ from the date of grant, unless otherwise determined by the board of directors of the Company.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s 2012 Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments or certified cheques for such Exercise Price and such amount to be withheld.  Notwithstanding the foregoing, the Services Provider may be obligated to comply with such other procedures and conditions implemented by the Company with respect to the payment, funding or withholding of such amounts to be withheld.

A certificate or a written notice, in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent of the Company as soon as practicable after receipt by the Company thereof.

NORSAT INTERNATIONAL INC.

__________________________________________
Authorized Signatory

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